Exhibit 99.3

ZenaTech Selected for Canada's Defence Drone Initiative Marketplace, Expanding Opportunities for ZenaDrone's AI-Powered Autonomous Drone Solutions

Toronto, Ontario, (September 17, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that it has been selected as a qualified supplier under the Government of Canada's Defence Drone Initiative (DDI) Marketplace. The qualification establishes ZenaTech as part of the Government of Canada's pre-qualified supplier pool, creating a pathway to compete for future defense and security drone requirements supporting the Canadian Armed Forces and Canadian Coast Guard.

“Being selected for Canada's Defence Drone Initiative Marketplace represents an important milestone for our growing defense business,” said Shaun Passley, Ph.D., ZenaTech CEO. “We have been investing in autonomous drone technology, AI, manufacturing, and advanced capabilities designed for real-world defense and government applications, and we look forward to demonstrating how our ZenaDrone solutions can contribute to Canada's objective of building a strong domestic drone and autonomous systems industry. Our goal is to continue advancing our technology and manufacturing capabilities so that ZenaDrone can become an important supplier of autonomous drone solutions to Canada and allied governments.”

Launched by the Government of Canada in July 2026, the Defence Drone Initiative is designed to accelerate the development, testing, adaptation and production of uncrewed and autonomous systems while strengthening Canada's domestic defense industrial capacity. Qualification under the DDI Marketplace does not constitute the award of a procurement contract, but it positions ZenaTech to apply and compete for applicable future requirements issued through the Marketplace.

ZenaDrone's defense-focused portfolio is anchored by the ZenaDrone 1000, a multifunction autonomous drone platform built for surveillance, reconnaissance, logistics and specialized cargo missions currently at the testing stage. The IQ Series of drones range from an indoor inventory management and security drone, to inspection, land surveys and mapping, and an underwater drone. The Company's counter-UAS maritime interceptor drones and launch and refueling station, part of an integrated defense system, are currently in development. These platforms are being created to combine AI-driven autonomy, advanced sensors and modular payloads designed to meet the demanding requirements of defense and security operators and are being developed in parallel with ZenaTech's ongoing manufacturing facility expansion across Arizona, Dubai and Taiwan.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management's expectations and projections regarding ZenaTech's growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech's expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Nano, IQ Quad, ZenaTech 2000, IQ Glider, IQ Sphere, IQ Aqua and Interceptor P-1; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech's anticipated cash needs and its needs for additional financing; ZenaTech's intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech's expected business objectives for the next twelve months; ZenaTech's ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company's Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC's website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.